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MAR 02 2022

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22003371

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
38515

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CBIS Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 South Wacker Suite 2400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Ainslie	877-550-2247	painslie@cbisonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CBIS Financial Services, Inc.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2021 and 2020

OATH OR AFFIRMATION

I, Paul Ainslie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CBIS Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALYCIA L KREGER
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 5, 2025

Notary Public: [signature]

Signature: [signature]

Title: Chief Operating Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Index

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
CBIS Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CBIS Financial Services, Inc. (a wholly owned subsidiary of Christian Brothers Investment Services, Inc.) as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CBIS Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CBIS Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audits of CBIS Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of CBIS Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as CBIS Financial Services, Inc.'s auditor since 2002.

New York, New York
February 23, 2022

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

ASSETS	2021	2020
Cash	$143,185	$150,873
Prepaid expenses and other current assets	38,300	32,643
Deposits	3,013	4,495
Income taxes receivable from Parent	-	136,638
Totals	$184,498	$324,649
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ 720	$ 515
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	678,027	788,000
Accumulated deficit	(496,249)	(465,866)
Total stockholder's equity	183,778	324,134
Totals	$184,498	$324,649

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenue:		
Interest income	$ 38	$ 105
Expenses:		
Professional fees	44,216	42,155
Staff development	1,540	3,464
Totals	45,756	45,619
Loss before income taxes	(45,718)	(45,514)
Credit for income taxes	(15,335)	(15,263)
Net loss	$(30,383)	$(30,251)

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2020	200	$2,000	$746,000	$(435,615)	$312,385
Capital contribution from Parent			42,000		42,000
Net loss				(30,251)	(30,251)
Balance, December 31, 2020	200	2,000	788,000	(465,866)	324,134
Tax receivable from Parent forgiven			(151,973)		(151,973)
Capital contribution from Parent			42,000		42,000
Net loss				(30,383)	(30,383)
Balance, December 31, 2021	200	$2,000	$678,027	$(496,249)	$183,778

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating activities:		
Net loss	$(30,383)	$(30,251)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(5,657)	(4,486)
Deposits	1,482	(622)
Income taxes receivable from Parent	(15,335)	(15,263)
Liabilities	205	515
Net cash used in operating activities	(49,688)	(50,107)
Financing activities:		
Capital contribution from Parent	42,000	42,000
Net cash provided by financing activities	42,000	42,000
Net decrease in cash	(7,688)	(8,107)
Cash, beginning of year	150,873	158,980
Cash, end of year	$143,185	$150,873
Non-cash financing activities:		
Tax receivable from Parent forgiven	$(151,973)	-

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940. The Company acts as the placement agent for the CBIS Global Funds plc, for which the Parent is the investment advisor.

The Company was a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation and was registered with the Securities and Exchange Commission ("SEC") until December 31, 2021. Effective as of December 31, 2021, the Company filed form BDW, Uniform Request Withdrawal from Broker-Dealer Registration, thereby terminating the Company's membership in FINRA and SIPC and its registration with the SEC.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). The Company's business activities were:

A. Offering and selling of pooled investment funds which are exempt from registration under the Investment Company Act of 1940; and

B. Mutual fund retailer [application basis].

The Company met the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2021 without exception.

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit and other accounts the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by placing such deposits in high-credit-quality financial institutions.

Income taxes:

The Parent files consolidated federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and the Company account for income taxes pursuant to the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provision for income taxes to the Company based on the Company's pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions are recorded by the Company based upon the expected future federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

At December 31, 2020, the Company had recorded income taxes receivable from the Parent, which represents the Company's tax benefit derived from its historical taxable losses included in the consolidated and combined income tax returns filed by the Parent.

At December 31, 2021, the Company forgave the income taxes receivable from the Parent, thereby eliminating the receivable balance.

The Company complies with accounting for uncertainty in income taxes guidance. As of December 31, 2021, the Company has no unrecognized tax benefits. The Company's federal and state income tax returns prior to fiscal year 2018 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Income taxes (cont.):

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Subsequent events:

The Company has evaluated subsequent events through February 23, 2022, which is the date the financial statements were issued.

Note 2 - Administrative services fee and related party transactions:

The Company is party to a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of investors' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The fee for such services was $3,500 per month in both 2021 and 2020 and was recorded monthly as services were provided. At December 31, 2021 and 2020, there were no outstanding receivables.

Based upon FINRA regulations, the Company recorded the 2021 and 2020 fees ($42,000 for each year) as additional paid-in capital.

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021 and 2020, the Company had net capital of $142,465 and $150,358, respectively, which was in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2021 and 2020 was .01 to 1 and .00 to 1, respectively.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2021 AND 2020

	2021	2020
Net capital:		
Total stockholder's equity	$ 183,778	$ 324,134
Deductible nonallowable assets:		
Prepaid expenses and other current assets	38,300	32,643
Deposits	3,013	4,495
Income taxes receivable from Parent	-	136,638
Totals	41,313	173,776
Net capital	$ 142,465	$ 150,358
Aggregate indebtedness	$ 720	$ 515
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000	$ 5,000
Excess of net capital over minimum net capital	$ 137,465	$ 145,358
Ratio of aggregate indebtedness to net capital	.01	.00

There are no material discrepancies between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 filed on January 26, 2022.

See Report of Independent Registered Public Accounting Firm

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE II – DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021 AND 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). The Company's business activities were:

A. Offering and selling of pooled investment funds which are exempt from registration under the Investment Company Act of 1940; and

B. Mutual fund retailer [application basis].

The Company met the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2021 without exception.

See Report of Independent Registered Public Accounting Firm